Exhibit 12.2

CBL & Associates Limited Partnership
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income before discontinued operations, equity in earnings and noncontrolling interests	$242,675	$105,006	$179,140	$148,817	$123,276
Fixed charges less capitalized interest and preferred dividends	239,844	231,934	242,357	262,978	280,018
Distributed income of equity investees	21,866	15,995	17,074	9,586	4,959
Equity in losses of equity investees for which charges arise from guarantees	(63)	(44)	—	—	(1,646)
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(273)	(3,069)	(3,729)	(4,158)	(4,203)
Total earnings	$504,049	$349,822	$434,842	$417,223	$402,404

Combined fixed charges and preferred dividends (1):
Interest expense (2)	$239,844	$231,934	$242,357	$262,978	$280,018
Capitalized interest	7,246	5,837	2,671	4,955	3,577
Preferred dividends (3)	44,892	59,529	68,197	63,020	53,289
Total combined fixed charges and preferred dividends	$291,982	$297,300	$313,225	$330,953	$336,884

Ratio of earnings to combined fixed charges and preferred dividends	1.73	1.18	1.39	1.26	1.19

(1)	The interest portion of rental expense is not calculated because the rental expense of the Operating Partnership is not significant.
(2)	Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.
(3)	Includes preferred distributions to the Operating Partnership's partner in CW Joint Venture, LLC through September 2013, when the outstanding perpetual preferred joint venture units were redeemed.